Exhibit 1
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FOR IMMEDIATE RELEASE                                                21 May 2007


                              WPP GROUP PLC ("WPP")

             WPP acquires digital agency Aqua Online in South Africa


WPP announces that it has acquired the entire issued share capital of Aqua Online ("Aqua"), the largest independent full-service digital agency in South Africa.

Based in Johannesburg, Aqua employs 58 people and its client roster includes BMW Group, Sun International, Avis, Standard Bank, Mobile Technology Networks and SABMiller.

Aqua's unaudited revenues for the year ended 31 December 2006 were Rand 28.2 million, with gross assets at the same date of Rand 12.9 million.

This investment continues WPP's strategy of developing its services in fast growing sectors and markets and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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